================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                            RARE MEDIUM GROUP, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                            -----------------------

                                   449238203
                                 (Cusip Number)

                              DANIEL G. KELLY, JR.
                             DAVIS POLK & WARDWELL
                              1600 EL CAMINO REAL
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 752-2000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                August 16, 2000
                                ---------------
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement: [ ]


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                                   Page 1 of 14

                                  SCHEDULE 13D

CUSIP No.  449238203                                          Page 2 of 14 Pages
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Apollo Investment Fund IV, L.P.

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
              OO

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
               NUMBER OF SHARES           7    SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH           29,432,630
            REPORTING PERSON WITH
                                         ---------------------------------------
                                          8    SHARED VOTING POWER
                                                38,431,808

                                         ---------------------------------------
                                          9    SOLE DISPOSITIVE POWER
                                               29,432,630

                                         ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               38,431,808

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              38,431,808

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               43%

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No.  449238203                                          Page 3 of 14 Pages
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Apollo Overseas Partners IV, L.P.

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
              OO

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands

--------------------------------------------------------------------------------
               NUMBER OF SHARES            7   SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH           1,578,478
            REPORTING PERSON WITH
                                          --------------------------------------
                                           8   SHARED VOTING POWER
                                               38,431,808

                                          --------------------------------------
                                           9   SOLE DISPOSITIVE POWER
                                               1,578,478

                                          --------------------------------------
                                          10   SHARED DISPOSITIVE POWER
                                               38,431,808

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              38,431,808

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               43%

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No.  449238203                                          Page 4 of 14 Pages
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              AIF IV/RRRR LLC

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
              OO

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------

               NUMBER OF SHARES            7   SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH           7,420,701
            REPORTING PERSON WITH
                                          --------------------------------------
                                           8   SHARED VOTING POWER
                                               38,431,808

                                          --------------------------------------
                                           9   SOLE DISPOSITIVE POWER
                                               7,420,701

                                          --------------------------------------
                                          10   SHARED DISPOSITIVE POWER
                                               38,431,808

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   38,431,808

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               43%

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No.  449238203                                         Page 5 of 14 Pages
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Apollo Advisors IV, L.P.

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
               NUMBER OF SHARES            7   SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH           -0-
            REPORTING PERSON WITH
                                          --------------------------------------
                                           8   SHARED VOTING POWER
                                               38,431,808
                                          --------------------------------------
                                           9   SOLE DISPOSITIVE POWER
                                               -0-

                                          --------------------------------------
                                          10   SHARED DISPOSITIVE POWER
                                               38,431,808

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              38,431,808

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              43%

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No.  449238203                                          Page 6 of 14 Pages
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Apollo Management IV, L.P.

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------------------------------------------------------------
               NUMBER OF SHARES            7   SOLE VOTING POWER
          BENEFICIALLY OWNED BY EACH           -0-
            REPORTING PERSON WITH
                                           -------------------------------------
                                           8   SHARED VOTING POWER
                                               38,431,808

                                          --------------------------------------
                                           9   SOLE DISPOSITIVE POWER
                                               -0-

                                          --------------------------------------
                                          10   SHARED DISPOSITIVE POWER
                                               38,431,808

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              38,431,808

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  43%

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                  PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

     This Amendment No. 2 amends and supplements the following Items of the Statement on Schedule 13D, as amended (the "Schedule 13D"), of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, Apollo Advisors IV, L.P. and Apollo Management IV, L.P. (collectively, the "Reporting Persons") originally filed on June 14, 1999, as amended on August 19, 1999, with the Securities and Exchange Commission with respect to the shares of Common Stock, par value $.01 per share of Rare Medium Group, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

     Responses to each item below are incorporated by reference into each other item, as applicable.

ITEM 4.  PURPOSE OF TRANSACTIONS

     On June 4, 1999, AIF IV, Overseas IV and AIF LLC (collectively, the "Purchasers") acquired the Securities pursuant to the Amended and Restated Securities Purchase Agreement with the Issuer (the "Agreement") for an aggregate purchase price of $87,000,000. The original Securities consisted of 126,000 shares of Series A Preferred Stock, 126,000 Series 1-A Warrants and 1,916,994 Series 2-A Warrants, in addition to the Series B Securities. The issuer sought and obtained shareholder approval for the conversion (the "Series B-to-A Conversion") of the Series B Securities into an equal amount of Series A Securities as well as the creation of Non-Voting Stock, on August 19, 1999. Pursuant to the Series B-to-A Conversion, the Series B Preferred Stock, the Series 1-B Warrants and the Series 2-B Warrants were automatically converted into 744,000 shares of Series A Preferred Stock, 744,000 Series 1-A Warrants and 10,345,548 Series 2-A Warrants, respectively.

     The Series A Preferred Stock is entitled to vote with the holders of Common Stock on all matters. Following the Series B-to-A Conversion the number of votes to which the Series A Preferred Stock is entitled is .875 per underlying share of Common Stock (provided that the aggregate vote shall not exceed a total of 9,750,000 votes). In addition, the holders of the Series A Preferred Stock have the right to elect two members of the Issuer's Board of Directors.

     In addition to the foregoing, the Purchasers (so long as they own at least 100,000 shares of Series A Preferred Stock) will have approval rights over certain matters, including matters described in Items 4 (a) through (f) of
Schedule 13D.

     The following is a description of certain additional terms of the Series A
Securities:

   Series A Preferred Stock.

     Liquidation Preference. The Series A Preferred Stock has a liquidation preference of $100 per share (the "Liquidation Preference") plus all accrued and unpaid dividends. No distributions may be made to holders of the Common Stock until the holders of the Series A Preferred Stock have received the Liquidation Preference.

     Dividends. Holders of Series A Preferred Stock are initially entitled to receive quarterly dividends at the rate of 7.50% of the Liquidation Preference per share from the original issuance date of such shares to June 30, 2002 and thereafter at the rate of 4.65%. From the date of the original issuance of the Series A Preferred Stock until June 30, 2002, the Issuer shall pay dividends through the issuance of additional shares of Series A Preferred Stock ("Additional Securities"). From June 30, 2002 until June 30, 2004, the Issuer shall pay dividends through the issuance of Additional Securities, provided that at the option of either the holders of a majority of the then outstanding shares of Series A Preferred Stock or the Issuer, the Issuer shall pay the dividends in whole in cash. After June 30, 2004, all dividends on the Series A Preferred Stock shall be paid in cash.

     Conversion Price. Holders of Series A Preferred Stock may convert their shares at any time into a number of shares of Common Stock determined by dividing (x) $100 plus accrued and unpaid dividends, by (y) $7.00 per share, subject to adjustment in accordance with certain antidilution provisions (the "Conversion Price").

     Optional Redemption. The Series A Preferred Stock is not redeemable for five years; thereafter, the Issuer may redeem all of the Series A Preferred Stock at any time at 103% of the Liquidation Preference plus accrued and unpaid dividends.

     Mandatory Redemption. Holders of Series A Preferred Stock have the right to require the Issuer to redeem the Preferred Stock on the earliest of a change of control, the date upon which the Common Stock is not listed for trading on a United States national securities exchange or the National Market System or June 30, 2012 at a price equal to the Liquidation Preference plus all accrued and unpaid dividends thereon.

   Series 1-A Warrants

     Each share of Series A Preferred Stock (including Additional Shares) was, and any Additional Shares issued in payment of dividends in the future will be, issued with a Series 1-A Warrant entitling the holder to acquire 13.5 shares of Common Stock at a variable exercise price between $4.20 and $0.01 per share, subject to adjustment. The Series 1-A Warrants have no voting rights.

   Series 2-A Warrants

     Each Series 2-A Warrant entitled the holder to acquire one share of Common Stock initially for $7.00, subject to adjustment. The strike price would have been reduced to $0.01 if the issuer's stockholders did not approve the Series B-to-A Conversion on or prior to the Outside Date. The Series 2-A Warrants have no voting rights.

     The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Agreement, the Certificates of Designation of the Series A Preferred Stock, and the terms of the Series 1-A and 2-A Warrants, a copy of each of which was filed as Exhibit 2 to the
Schedule 13D and is incorporated herein by reference.

     The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Series A Preferred Stock or Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Series A Securities or Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions, including collateral arrangements, with financial institutions with respect to the securities described herein. To the extent such transactions materially affect the Reporting Persons' ownership of such securities, or in the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)         On August 16, 2000, the Reporting Persons exercised all
                         of the issued and outstanding Series 1-A Warrants for an aggregate of 12,709,499 Common Shares of the Issuer. The exercise price of the Series 1-A Warrants was $0.01 per share, which was paid through withheld securities. Following such exercise, the Reporting
                         Persons beneficially own 12,709,499 shares of Common
                         Stock, 942,184 shares of Series A Preferred Stock, O
                         Series 1-A Warrants and 12,262,542 Series 2-A
                         Warrants. The shares of Common Stock represent approximately 20.0% of the class. Each share of Series
                         A Preferred Stock is currently convertible into approximately 14.2857 shares of Common Stock as described in Item 4, or an aggregate of 13,463,811 shares of the Common Stock, which represents approximately 21.0% of the class. As described in Item
                         4, the Reporting Persons are entitled to receive additional Series 1-A Warrants in the future as dividends are paid on the Series A Preferred Stock.
                         The Series 2-A Warrants are currently exercisable for 12,262,542 shares of Common Stock, representing approximately 19.5% of the class. Beneficial ownership of all such securities was acquired as described in
                         Item 3 and Item 4.

     (c), (d) and (e)    None or not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

     Rare Medium Acquisition, LLC, which is an affiliate of Bear Stearns & Co. Inc., is the principal equity holder of a membership interest in AIF LLC.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which was filed as Exhibit 1 to the Schedule 13D and incorporated herein by this reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000


                                       APOLLO INVESTMENT FUND IV, L.P.

                                       By:  Apollo Advisors IV, L.P.,
                                            its General Partner

                                            By:  Apollo Capital Management

                                            By:  /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name: Michael D. Weiner
                                               Title: Vice President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000


                                       APOLLO OVERSEAS PARTNERS IV, L.P.

                                       By:  Apollo Advisors IV, L.P.,
                                            its General Partner

                                            By:  Apollo Capital Management IV,
                                                 Inc., its General Partner

                                            By:  /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name: Michael D. Weiner
                                               Title: Vice President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000


                                       AIF IV/RRRR LLC IV, L.P.

                                       By:  Apollo Management IV, L.P.,
                                            its Manager

                                            By:  AIF IV Management, Inc.,
                                                 its General Partner

                                            By:  /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name: Michael D. Weiner
                                               Title: Vice President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000


                                       APOLLO ADVISORS IV, L.P.


                                            By:  Apollo Capital Management IV,
                                                 Inc., its General Partner

                                            By:  /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name: Michael D. Weiner
                                               Title: Vice President

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000


                                       APOLLO MANAGEMENT IV, L.P.


                                            By:  AIF IV Management, Inc.,
                                                 its General Partner

                                            By:  /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name: Michael D. Weiner
                                               Title: Vice President